UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001 38180

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER

For Period Ended:	March 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:
HF Foods Group Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
19319 Arenth Avenue
City, State and Zip Code:
City of Industry, CA 91748

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2020 within the prescribed time period due principally to the need for additional time for the Company to finalize the Company’s quarterly financial statements in view of the impact of the coronavirus pandemic on its business, the need for social distancing practices and working from home policies for many of its employees, and the particular difficulty in completing and obtaining financial and other information to provide reasonable foundation for management discussion and analysis of the impact of the pandemic on current and future results of operations.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kong Hian Victor Lee	626	338-1090
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Schedule A.

HF FOODS GROUP INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : May 11, 2020	By:	/s/ Kong Hian Victor Lee
Name: Kong Hian Victor Lee
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Schedule A

The Company anticipates that its first quarter 2020 results will be impacted adversely by the severe economic disruptions caused by the coronavirus pandemic, including:

•

For the first two months of 2020, the outbreak of COVID-19 did not have a significant impact on our business. However, we began to experience a gradual decline in sales near the end of February and that deleterious impact began to intensify in March, especially in the final two weeks of the month;

•

The government public health orders have forced many of our restaurant customers to temporarily close or convert to take-out or delivery-only operations. As a result, in the last two weeks of March we saw a significant decline in our net sales, net income and adjusted EBITDA.

The Company expects to report the following results for the first quarter of 2020 (the three months ended March 31, 2020):

•	Net sales declined 15.9% to $175.8 million as compared to $209.0 million in the pro forma first quarter of 2019;

•	Net income declined 175.9% to $2.2 million loss as compared to $2.9 million in the pro forma first quarter of 2019

•	Adjusted EBIDTA decreased 55.3% to $4.5 million for the first quarter of 2020 as compared to pro forma EBIDTA of $10.1 million in the first quarter 2019.

The above financial data is preliminary, based upon the Company’s estimates and subject to the Company’s difficulty in completing and obtaining required financial and other information described under Part III above and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the quarter ended March 31, 2020, and the Company’s final numbers for this data may differ materially from these estimates.